Item 77D - DWS Global High Income Fund
(formerly DWS High Income Plus Fund) (a series of DWS Income Trust)

DWS Global High Income Fund (formerly DWS
High Income Plus Fund):

Effective February 1, 2012 (the "Effective Date"), the following changes were made to the fund's name and investment strategy.

On the Effective Date, the fund's name changed from DWS High Income Plus Fund to DWS Global
High Income Fund.

On the Effective Date, the following was added to the fund's investment strategy:

Main investments. Under normal conditions, the fund invests at least 65% of total assets in domestic and foreign below investment grade debt securities
(rated below the fourth highest category, junk bonds), including those whose issuers are located in countries with new or emerging securities markets.
The fund will generally invest in at least three different countries and will normally invest at least
40% of net assets in securities of foreign issuers. The fund invests in securities of varying maturities and intends to maintain a dollar-weighted effective average portfolio maturity that will not exceed ten years. Subject to its portfolio maturity policy, the fund may purchase individual securities with any stated maturity.

The fund may invest in securities of any credit quality, and may include debt securities not paying interest currently and securities in default. The fund may invest up to 15% of total assets to buy or sell protection on credit exposure, and up to 20% of net assets in common stocks, preferred shares and other equity securities. The fund may invest up to 35% of total assets in cash or money market instruments to maintain liquidity or in the event portfolio management determines that securities meeting the fund's investment objective are not readily available for purchase. The fund may also purchase convertible securities, securities on a when-issued basis and engage in short sales.




S:\FUNDREPT\NSAR\AprOct\DWS Income Trust\4-30-
2012\Attachement\Exhibit 77D Income Trust (2).doc